Exhibit (a)(5)(C)
Supplement to
Offer to Exchange
Dated May 20, 2010
Offer to Exchange Shares of Class B-1 Common Stock
for
Unsecured Subordinated Notes due March 15, 2012
     You previously received the Offer to Exchange and other materials concerning the Company’s offer to exchange shares of Class B-1 Common Stock for unsecured subordinated notes due March 15, 2012.
Reasons for the Offer
     Given a number of questions that have arisen since the Offer commenced, I am writing to provide you with some additional context for the Offer.
     As most of you will remember, the demand for shares of Class R Common Stock in the merger between Towers Perrin and Watson Wyatt was much higher than anticipated. As a result, former Towers Perrin shareholders that elected to receive shares of Class R Common Stock in the merger only received a pro rata percentage of the shares of Class R Common Stock requested, with the remainder of their merger consideration being issued in the form of shares of Class B-1 Common Stock. This fact, combined with the other shares that will become freely transferable on January 1, 2011, means that a total of approximately 14.2 million shares of Class A Common Stock will become freely transferable on that date, which would represent 33% of the current outstanding, freely transferable shares of Class A Common Stock (assuming 42,899,474 shares of freely transferable Class A Common Stock outstanding immediately prior to such date, and not accounting for any applicable share tax withholdings). Sales of a significant number of those shares after January 1, 2011 could depress the market price of the Class A Common Stock at such time.
     The purpose of the Offer, therefore, is to enable the Company to acquire a significant number of shares of Class B-1 Common Stock in an orderly fashion to reduce the impact of any sales or potential sales that may occur on or after January 1, 2011 on the market price of Class A Common Stock.
     From a stockholder’s perspective, the Offer could be an opportunity to diversify holdings, or to take advantage of current tax rates in certain jurisdictions, to the extent tax rates increase in the future, as more fully described in the Offer to Exchange. In addition, by validly tendering shares of Class B-1 Common Stock in the Offer in exchange for a promissory note with a fixed principal amount, a tendering stockholder would, with respect to shares exchanged in the Offer, be able to lock in the fixed principal amount, thereby eliminating any potential exposure to future volatility in the trading price of the Class A Common Stock. Further, holders of shares of Class B-1 Common Stock who otherwise would receive freely tradable shares of Class A Common Stock in January 2011 are provided an opportunity through the Offer to accelerate the liquidity event in an orderly fashion.
     While our Board of Directors has approved the making of the Offer, our directors do not make any recommendation as to whether you should tender your shares of Class B-1 Common Stock pursuant to the Offer. You should read the Offer documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Class B-1 Common Stock. Your decision on whether to participate should be based on your individual financial and tax situation, as well as other personal facts and circumstances.

     Additional clarification on U.S. income tax considerations
     Given several questions that we have received since the commencement of the Offer, there may be some misperceptions with respect to the U.S. tax treatment of the Offer that we would like to clarify. This clarification is a supplement, and should be read together with, the discussion under the heading “Material U.S. Federal Income Tax Considerations” in the Offer to Exchange.
     Depending on the composition of the shares of Class B-1 Common Stock that are validly tendered, the tender of shares of Class B-1 Common Stock in the Offer will be treated in the United States either as a sale of shares, or as a dividend. If the tender of shares of Class B-1 Common Stock is treated as a dividend for a U.S. holder, then the Offer will be a 2010 taxable event, and U.S. holders will generally pay tax on the full value of the subordinated notes received, at the 2010 dividend federal tax rate of 15%. If the tender of shares of Class B-1 Common Stock is treated as a sale of shares by a U.S. holder and the installment method of reporting is available, then the U.S. holder may, at the holder’s option, either defer the taxable event to 2012, or elect to treat the tender of shares of Class B-1 Common Stock as a 2010 taxable event. Under those circumstances, if a U.S. holder elects to treat the tender of shares of Class B-1 Common Stock as a 2010 taxable event, or the tender of shares of Class B-1 Common Stock is a sale but the installment method does not apply, such holder would have taxable capital gain in 2010 equal to the excess of the face amount of the subordinated notes received over the holder’s tax basis in the shares of Class B-1 Common Stock accepted in the Offer.
     Based on the manner in which the merger between Towers Perrin and Watson Wyatt was treated for U.S. federal income tax purposes, a U.S. holder should be able to add to the holding period for its shares of Class B-1 Common Stock the period during which the holder owned the shares of Towers Perrin common stock surrendered for exchange in the merger. Because that combined holding period should exceed one year as of the closing of the Offer, capital gain treatment in the Offer would generally be long-term capital gain subject to a maximum U.S. federal tax rate of 15%.
     Finally, you will note the discussion beginning on page 55 of the Offer to Exchange regarding the notes being treated as issued with an original issue discount (OID). In response to a question, there was not corresponding OID disclosure in the materials delivered in connection with the merger, because the notes issued in the merger had a term of one year, and individual holders are not required to accrue interest on notes with a term of one year or less.
     Please see the disclosure in the “Certain Material Income Tax Considerations” section, beginning on page 53 of the Offer to Exchange, for further details on these and other tax considerations. The Company cannot provide you individual tax advice, and we urge you to discuss these issues with your personal advisors.
     We do not intend to hold a conference call for stockholders concerning the Offer. If you have further questions on the Offer, please contact the Information Agent for the Offer, American Stock Transfer & Trust Company, toll free at (877) 248-6417, or at (718) 921-8317.
     The Offer to Exchange and the accompanying Letter of Transmittal contain important information which should be read carefully and in its entirety before any decision is made with respect to the Offer, including, without limitation, the risk factors described therein.

Regards,
/s/ Roger F. Millay

Roger F. Millay
Vice President and Chief Financial Officer